CBS Radio Inc.

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

October 16, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	CBS Radio Inc.

Registration Statement on Form S-4 and Form S-1

File No. 333-217279

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CBS Radio Inc. (“CBS Radio”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 6:10 a.m., Eastern time, on Thursday, October 19, 2017, or as soon as possible thereafter.

CBS Radio hereby authorizes David E. Shapiro and Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Shapiro at (212) 403-1314 or Mr. Shaffer at (212) 403-1368 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

CBS Radio Inc.

By:	/s/ Andre J. Fernandez
Andre J. Fernandez
President and Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz

David E. Shapiro

Marshall P. Shaffer

CBS Corporation

Lawrence P. Tu

Senior Executive Vice President and

Chief Legal Officer

CBS Radio Inc.

Jo Ann Haller

General Counsel